[redacted]

11016595

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
RECEIVED
MAY 02 2011
Wash., D.C.
211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 50006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: South Atlantic Enterprises, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6201 Fairview Road, Suite 200
(No. and Street)

Charlotte (City) N.C. (State) 28210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Barham Guy & McKnight, P.A.
(Name – *if individual, state last, first, middle name*)

211 E. Six Forks Road, Suite 112 (Address) Raleigh (City) N.C. (State) 27609 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M.A. 5/11

OATH OR AFFIRMATION

I, Robert L. Abbott, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of South Atlantic Enterprises, Inc., as of April 26, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TEINNIA E McDUFFIE
NOTARY PUBLIC
Mecklenburg County, North Carolina
My Commission Expires June 17, 2012

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAE Coal, LLC
STATEMENT OF FINANCIAL CONDITION
For the year ended December 31, 2010

		2010
ASSETS		
Current Assets:		
Cash- Business Checking	$	49
Cash- SAE, Inc. Money Market		132,490
Total Current Assets		132,539
Total Assets	**$**	**132,539**
LIABILITIES AND MEMBER'S EQUITY		
Current Liabilities:		
Accounts Payable	$	-
		-
Total Current Liabilities		-
Member's Equity:		
Retained Earnings	$	132,539
Net unrealized gains on marketable securities		-
Total Member's Equity		132,539
Total Liabilities and Member's Equity	**$**	**132,539**

See Accountants' Report and Notes to Consolidated Financial Statements.

SOUTH ATLANTIC ENTERPRISES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
For the year ended December 31, 2010

		2010
TOTAL STOCKHOLDER'S EQUITY	$	778,086
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		-
TENTATIVE NET CAPITAL		778,086
Haircut on securities		(66,238)
NET CAPITAL	**$**	**711,848**
AGGREGATE INDEBTNESS		
Accrued expenses and other current liabilities		6,070
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL		0.85%
MINIMUM NET CAPITAL REQUIRED		5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIRED		706,848
RECONCILIATION WITH COMPANY'S COMPUTATION IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2010		
Net capital as reported in Company's Part II:		
Unaudited Focus Report		840,535
Adjustment for SAE Coal, LLC revenue		(132,539)
Adjustment for SAE Coal, LLC haircut adj		2,651
Audit adjustment and rounding (no material difference)		1,201
NET CAPITAL PER ABOVE	**$**	**711,848**

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
For the year ended December 31, 2010

		2010
REVENUES		
Management & investment advisory income	$	-
EXPENSES		
Contract Labor	$	525
Taxes and licenses		1,348
Office expense		2,763
Telephone		1,038
Rent/occupancy		9,631
Legal and accounting		5,272
Travel		3,833
Meals and Entertainment		454
Miscellaneous expense		318
Insurance		-
Dues and publications		2,168
Interest		9
Total Expenses	$	27,359
OPERATING INCOME/(LOSS)	**$**	**(27,359)**
Other income (expense)		
Dividends and interest		2,996
Gain/(loss) on sale of securities		-
Total Other Income	$	2,996
NET INCOME/(LOSS)	**$**	**(24,363)**
Beginning Retained Earnings	**$**	**615,269**
Shareholder distributions		(80,940)
Ending Retained Earnings	**$**	**509,966**

See Accountants' Report and Notes to Consolidated Financial Statements.

SOUTH ATLANTIC ENTERPRISES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		**2010**
Net income/(loss)	$	(24,363)
Adjustments to reconcile net Income to net cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
Increase (decrease) in accrued expense/deposit		390
Net cash provided (used) by operating activities	**$**	**(23,973)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Net proceeds from sale and maturity of investments and purchase of investments	$	297,036
Net cash provided (used) by investing activities	**$**	**297,036**
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholder distributions	$	(80,940)
Shareholder contributions		132,539
Net cash provided (used) by financing activities	**$**	**51,599**
NET INCREASE (DECREASE) IN CASH	$	324,662
Cash and cash equivalents at beginning of year	$	202,883
Cash and cash equivalents at end of year	**$**	**527,545**

SUPPLEMENTAL DISCLOSURES	**2010**
Cash paid during the year for:	
Interest expense	9
Income taxes	-0-

DISCLOSURE OF ACCOUNTING POLICY

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

See Accountants' Report and Notes to Consolidated Financial Statements.

☐ CORRECTED (if checked)

PAYER'S name, street address, city, state, ZIP code, and telephone no. CAPP Equipment, LLC PO Box 1493 Ashland, KY 41105 606-326-1072	1 Rents $ 2 Royalties $ 3 Other income $	OMB No. 1545-0115 **2010** Form **1099-MISC** 4 Federal income tax withheld $	**Miscellaneous Income** **Copy B For Recipient**
PAYER'S federal identification number: 26-2320517 / RECIPIENT'S identification number: 26-3443696	5 Fishing boat proceeds $	6 Medical and health care payments $	
RECIPIENT'S name SAE Coal, LLC	7 Nonemployee compensation $ 69574.27	8 Substitute payments in lieu of dividends or interest $	This is important tax information and is being furnished to the Internal Revenue Service. If you are required to file a return, a negligence penalty or other sanction may be imposed on you if this income is taxable and the IRS determines that it has not been reported.
Street address (including apt. no.) 6201 Fairview Road Suite 200	9 Payer made direct sales of $5,000 or more of consumer products to a buyer (recipient) for resale ▶ ☐	10 Crop insurance proceeds $	
City, state, and ZIP code Charlotte NC 28210	11	12	
Account number (see instructions)	13 Excess golden parachute payments $	14 Gross proceeds paid to an attorney $	
15a Section 409A deferrals $ / 15b Section 409A income $	16 State tax withheld $ $	17 State/Payer's state no.	18 State income $ $

Form **1099-MISC** (keep for your records) Department of the Treasury - Internal Revenue Service

☐ CORRECTED (if checked)

PAYER'S name, street address, city, state, ZIP code, and telephone no. CAPP RESOURCES, LLC PO BOX 1493 ASHLAND, KY 41105 (606) 326-1072	1 Rents $ 2 Royalties $ 3 Other income $	OMB No. 1545-0115 **2010** Form **1099-MISC** 4 Federal income tax withheld $	**Miscellaneous Income** **Copy B For Recipient**
PAYER'S federal identification number: 26-2320438 / RECIPIENT'S identification number: 26-3443639	5 Fishing boat proceeds $	6 Medical and health care payments $	
RECIPIENT'S name SAE Coal, LLC	7 Nonemployee compensation $	8 Substitute payments in lieu of dividends or interest $	This is important tax information and is being furnished to the Internal Revenue Service. If you are required to file a return, a negligence penalty or other sanction may be imposed on you if this income is taxable and the IRS determines that it has not been reported.
Street address (including apt. no.) 6201 Fairview Road Suite 200	9 Payer made direct sales of $5,000 or more of consumer products to a buyer (recipient) for resale ▶ ☐	10 Crop insurance proceeds $	
City, state, and ZIP code Charlotte NC 28210	11	12	
Account number (see instructions)	13 Excess golden parachute payments $	14 Gross proceeds paid to an attorney $ 62964.50	
15a Section 409A deferrals $ / 15b Section 409A income $	16 State tax withheld $ $	17 State/Payer's state no.	18 State income $ $

Form **1099-MISC** (keep for your records) Department of the Treasury - Internal Revenue Service

Free Business Checking

01 2000054396247 001 130 0 32 50,299

WACHOVIA

00017796 01 AV 0.335 01 5DG 74

SAE COAL LLC
6201 FAIRVIEW ROAD SUITE 200 CB
CHARLOTTE NC 282100000

Free Business Checking

8/12/2010 thru 8/31/2010

Account number: 2000054396247
Account owner(s): SAE COAL LLC

Account Summary

Opening balance 8/12	$0.00
Deposits and other credits	90,292.27 +
Closing balance 8/31	**$90,292.27**

Deposits and Other Credits

Date	*Amount*	*Description*
8/12	90,292.27	DEPOSIT
Total	**$90,292.27**	

Daily Balance Summary

Dates	*Amount*	*Dates*	*Amount*	*Dates*	*Amount*
8/12	90,292.27				

EFFECTIVE OCTOBER 8, 2010, CUSTOMERS WITH OVERDRAFT PROTECTION LINKED TO A BUSINESS LINE OF CREDIT ACCOUNT WILL BE CHARGED OVERDRAFT PROTECTION ADVANCE FEES TO THE CREDIT ACCOUNT, NOT THE DEPOSIT ACCOUNT. FOR FEE DETAIL, PLEASE SEE CREDIT AGREEMENT.

00019574 01 AV 0.335 01 5DG 75

SAE COAL LLC
6201 FAIRVIEW ROAD SUITE 200 CB
CHARLOTTE NC 282100000

Free Business Checking

9/01/2010 thru 9/30/2010

Account number: 2000054396247
Account owner(s): SAE COAL LLC

Account Summary

Opening balance 9/01	$90,292.27
Checks	90,200.00 -
Other withdrawals and service fees	39.76 -
Closing balance 9/30	**$52.51**

Checks

Number	Amount	Date posted	Number	Amount	Date posted	Number	Amount	Date posted
1001	90,200.00	9/28	**Total**	**$90,200.00**				

Other Withdrawals and Service Fees

Date	Amount	Description
9/29	39.76	AUTOMATED DEBIT HARLAND CLARKE CHK ORDERS CO. ID. 9500021440 100929 PPD MISC 071 10270145960
Total	**$39.76**	

Daily Balance Summary

Dates	Amount	Dates	Amount	Dates	Amount
9/28	92.27	9/29	52.51		

IS11Z274 019574 27407224001 3 NNNNN NNNNN NNNNN NNNNN NNN00001

WACHOVIA

Free Business Checking

01 2000054396247 001 130 0 32 52,803

00019022 01 AV 0.335 01 5DG 78

SAE COAL LLC
6201 FAIRVIEW ROAD SUITE 200 CB
CHARLOTTE NC 282100000

Free Business Checking

10/01/2010 thru 10/29/2010

Account number: 2000054396247
Account owner(s): SAE COAL LLC

Account Summary

Opening balance 10/01	$52.51
Closing balance 10/29	**$52.51**

NEW IRS REQUIREMENT: EFFECTIVE DECEMBER 17, 2010, WE WILL STOP ACCEPTING PAPER FEDERAL TAX DEPOSIT COUPONS. MOST BUSINESSES USING COUPONS MUST ARRANGE TO MAKE THOSE DEPOSITS ELECTRONICALLY. FOR MORE INFORMATION ABOUT THIS CHANGE OR TAX PAYMENT OPTIONS, CONTACT YOUR TAX ADVISOR OR VISIT IRS.GOV.

WACHOVIA

Free Business Checking

01 2000054396247 001 130 0 32 52,744

00019190 01 AV 0.335 01 5DG 76

SAE COAL LLC
6201 FAIRVIEW ROAD SUITE 200 CB
CHARLOTTE NC 282100000

Free Business Checking

10/30/2010 thru 11/30/2010

Account number: 2000054396247
Account owner(s): SAE COAL LLC

Account Summary

Opening balance 10/30	$52.51
Deposits and other credits	21,123.50 +
Closing balance 11/30	**$21,176.01**

Deposits and Other Credits

Date	*Amount*	*Description*
11/03	21,123.50	COUNTER DEPOSIT
Total	**$21,123.50**	

Daily Balance Summary

Dates	*Amount*	*Dates*	*Amount*	*Dates*	*Amount*
11/03	21,176.01				

NEW IRS REQUIREMENT: EFFECTIVE DECEMBER 17, 2010, WE WILL STOP ACCEPTING PAPER FEDERAL TAX DEPOSIT COUPONS. MOST BUSINESSES USING COUPONS MUST ARRANGE TO MAKE THOSE DEPOSITS ELECTRONICALLY. FOR MORE INFORMATION ABOUT THIS CHANGE OR TAX PAYMENT OPTIONS, CONTACT YOUR TAX ADVISOR OR VISIT IRS.GOV.

WACHOVIA

01 2000054396247 001 130 0 32 57,643

00021177 01 AV 0.335 01 5DG 82

SAE COAL LLC
6201 FAIRVIEW ROAD SUITE 200 CB
CHARLOTTE NC 282100000

Free Business Checking

12/01/2010 thru 12/31/2010

Account number: 2000054396247
Account owner(s): SAE COAL LLC

Account Summary

Opening balance 12/01	$21,176.01
Deposits and other credits	21,123.00 +
Checks	42,250.00 -
Closing balance 12/31	**$49.01**

Deposits and Other Credits

Date	*Amount*	*Description*
12/13	21,123.00	COUNTER DEPOSIT
Total	**$21,123.00**	

Checks

Number	*Amount*	*Date posted*	*Number*	*Amount*	*Date posted*	*Number*	*Amount*	*Date posted*
1003	42,250.00	12/30	**Total**	**$42,250.00**				

Daily Balance Summary

Dates	*Amount*	*Dates*	*Amount*	*Dates*	*Amount*
12/13	42,299.01	12/30	49.01		

AFTER FEBRUARY 18, 2011, THE FREE BUSINESS CHECKING ACCOUNT WILL BE NAMED ESSENTIAL BUSINESS CHECKING. ALL OTHER TERMS ON THE ACCOUNT WILL REMAIN THE SAME. ON APRIL 1, 2011, OVERDRAFT PROTECTION TRANSFERS FROM A SAVINGS OR CHECKING ACCOUNT WILL BE $12.50 PER TRANSFER.

Free Business Checking

01 2000054396247 001 130 0 32 53,144

VACHOVIA

00020208 01 AV 0.335 01 5DG 79

SAE COAL LLC
6201 FAIRVIEW ROAD SUITE 200 CB
CHARLOTTE NC 282100000

Free Business Checking

1/01/2011 thru 1/31/2011

Account number: 2000054396247
Account owner(s): SAE COAL LLC

Account Summary

Opening balance 1/01	$49.01
Closing balance 1/31	**$49.01**

IS11Z032 020208 03207282013 NNNNN NNNNN NNNNN NNNNN NNN00001